November 18, 2011

Attention: Pamela A. Long

Re:

Tireless Steps, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 3, 2011

File No. 333-171694

Dear Ms. Long,

Thank you for your letter dated July 5, 2011 and commenting on our S-1 filing. Please find below your questions and our answers to your comments. We have also updated our yearend Financial Statements and all the information related to it throughout the filing.

General

1.

We note your response to comment one in our letter dated February 9, 2011: however, we reissue the comment. In SEC Release No. 33-6932 (April 13, 1992), the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” We note your analysis as to whether Rule 419 applies to your offering consists solely of a representation that you have a defined business plan and defined product and that you have no intention of entering into a business combination. As previously requested, please provide a detailed explanation as to why Rule 419 does not apply to this offering. In providing this analysis, please specifically discuss your business plan for the next twelve months and your day-to-day operations. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

As of the date of this prospectus, the Company is focusing all its efforts on this offering in order to raise the needed funds for the implementation of our plan of Operation. With no funds, we can’t implement our Plan of Operation; develop our product and our sales strategies. We have contacted a few possible suppliers, but there are no contracts in place as of now. The Company intends to secure contracts when funds are available and only after all the research on our Market Analysis is done, according to our Plan of Operation. At that point, we believe we will have better understanding of the Market and make better decisions, beside the fact that, having funds in hand, we will have a better negotiation angle to get better deals from our suppliers.

Raising funds is crucial for the development of our business and that’s why as of the date of this prospectus, we haven’t started the implementation of our plan of Operation. As previously stated Tireless Steps believes that Rule 419 does not apply to this offering, because the Company has a defined business plan, a defined product and has no intention of entering into a business combination. For those reasons, we have not disclosed in the registration statement that we are a blank check company.

Our planned operations for the next twelve months are stated on our revised Plan of Operation on pages 39, 40 and 41 and below:

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

1.

Market Analysis (6 Months, total estimated cost $11,000): The Company intends on doing a more detailed analysis of the footwear market as a whole, then narrowing the research to our niche market.  This study will help determine the viability and profitability of TS’ products. The Company’s President will take overall responsibility for the task but intends to hire a University student to do the research and report.  It is possible that the same student will simultaneously be able to complete additional research as outlined below in 1.1 and report back to the President.

1.1.

 Green Footwear Market Research Acquisition (Month 1, estimated cost $6,000): selection and purchase of market research on the footwear industry and green awareness from market research companies. This market research will assist the company in the decision making process and business development of TS. The Company’s President will have overall responsibility for this task but intends to hire a University student to complete this task and report back to the President.

1.2.

 Deeper analysis of the footwear market and revision of business plan (from Month 2 to 4, estimated cost $3,000): study and analysis of the data from the market research may determine that a revision of TS’s business plan is required. The Company’s President will have overall responsibility for this task but intend to hire a University student to complete this task and report back to the President.

1.3.

 Requirements analysis for product development (Months 5 and 6, estimated cost $2,000): the results of the market analysis will assist in defining the characteristics that should be present in our product and product development process. The Company’s President will have overall responsibility for this task but intend to hire a University student to complete this task and report back to the President.

2.

Selection of Suppliers & Manufactures (from Month 15 to 17, total estimated cost $3,000):  Based on the characteristics determined in section 1.3 we will be well prepared to select the suppliers and manufacturers that can support these needs. The President of the Company based on the compilation of research and with an initial product specification in hand will approach various manufacturers within the USA that can produce the Company’s product to meet its specifications. The Company will focus on US manufactures primarily, if the Company is unable to find a US based manufacturer that can meet the Company’s needs on favorable terms the Company’s President will seek manufacturers in China or possibly Mexico.  The President will also formally contact various US based suppliers of raw materials to negotiate product quality, pricing and volumes.

The Company has identified and contacted a few suppliers. We have requested information on the availability of crumb rubber from old tires and if the companies would have it in stock or if we would need to order in advance.

We have contacted CRM Co. with business in Arizona, California and New York; Polyvulc USA from Vicksburg, MS and Majestic Mulch, from Bensalem, PA. We have received the following response from CRM Co., on August 8, 2011:  “We have as much crumb rubber derived from the recycling waste tires as you may need… Thank you for contacting us. Michael D. Harrington, Sales Manager.” We have not yet secured any contract with any Company as of the date of this prospectus and there is no negotiation in place so far.

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

3.

Product Development (7 Months, total estimated cost $15,000):

3.1.

 Prototyping & Testing (Months 7 and 8, estimated cost $5,000): the company intends on building a prototype of the products to test their design, durability and overall effectiveness.  Depending on the results, new tests may be required, which could lead to further product adjustments. Once the Company has selected a raw material supplier and a manufacturer they will order some products samples / prototypes to be made. As the process will be a type of injection molding it is anticipated that the manufacturer will use a computerized CNC machine to make a single cavity aluminum mold to create the samples. This type of prototyping is reality inexpensive but as the individual cost of each sample will be much higher than that of full manufacturing. The initial products supplied can only be used for product and consumer testing. The president of the Company will oversee this process.

3.2.

 Consumer's analysis (Months 9 and 10, estimated cost $4,000): We expect to present the products’ prototypes to a diverse selection of consumers in order to obtain their input on the products.  Depending on the results, further prototyping and testing may be required. Once the Company has a number of initial product samples in hand the Company intends to create a product survey to be answered by its core targeted consumer base. The Company intends to get the samples into the hands of several students in Universities and Colleges based on the west coast of America. These students will show the products to other students while asking these students to fill out the survey form. Once the survey of approximately 100 consumers has been completed they will be reviewed by the president to see what if any changes need to me made to the prototypes prior to production. The Company may have a draw to win a nominal prize in order to entice students to take the survey.

3.3.

 Final prototype and product manufacturing specifications (from Month 11 to 13, estimated cost $6,000): Once all of the above research and testing has been performed then the final prototype is made and manufacturing specifications are defined. The final product design and initial products manufactured will be at the sole discretion of the Company’s president. The Company’s president has been in the footwear industry for many years and has a good understanding of the market.

4.

Manufacturing Planning (3 months, total estimated cost $4,000): the objective is to manufacture the product using that plan that successfully balances the constraints of time, cost, resources, risk, quality, and scope.

4.1.

 Selecting manufacturing resources (Months 13 and 14, estimated cost $1,000): We intend to evaluate the manufacturing resources available in order to ensure that we are able to meet the quality and cost objectives determined in the research and product development stage. The Company would prefer to secure manufactures’ and suppliers within the United States as part of its current marketing is to promote domestic products. If the Company cannot find a manufacturer in the United States and with favorable terms it will seek manufacturing in Asia or possibly Mexico. The Company’s president has contacts in Asia in the manufacturing of footwear. The Company’s president will have the responsibility to source and negotiate the manufacturing of the Company’s products.

4.2.

Plan the operation and processes (Months 14 and 15, estimated cost $1,000): We anticipate creating an operation and process guide that outlines the best application of our resources, materials, time, and human resources.  This is intended to define and maximize our production efforts. The president of the Company will oversee this process and will be responsible for all decisions made.

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

4.3.

 Studies of materials and resources (Months 14 and 15, estimated cost $1,000): a detailed study of materials and resources should be performed in order to prevent waste and inappropriate dedication of resources. The company must also ensure that we are maximizing our green quotient with the raw materials so as to keep with our overall mission of producing environmentally conscious products. The president of the Company will oversee this process and will collect information from suppliers and producers to make an optimal decision.

5.

Marketing Planning (4 Months, total estimated cost $4,000):   A formal marketing plan should be developed in order to better promote, place, and sell our products.

5.1.

 Mix and Price analysis (Months 7 and 8, estimated cost $1,500):   The Company anticipates analyzing similar products offered by competitors to help determine a market price for our products to remain competitive in the industry. The Company’s President Has several years experience in the retail footwear market and will be responsible for the Company’s product pricing.

5.2.

 Promotion & Advertisement plan (Months8 and 9, estimated cost $2,500): The Company anticipates defining a strategy to pinpoint our target market and communicate our value proposal, product names and brand and define the sales channel strategy for each product in our portfolio. The basis of the Company’s product marketing is green, environmentally friendly and locally manufactured. As the Company finalizes some of its product offerings the core value statements and corporate goals may have to be adjusted. The Company’s President has several years experience in the retail footwear industry and will ultimately be responsible for the final marketing strategies and retail/whole channels the company will utilize, the Company’s president has global contacts in both these areas.

6.

Website development (6 Months, total estimated cost $14,000): The Company intends on building an e-commerce website to help facilitate the sale of our products. The president of the Company will oversee this process and will also be responsible for the selection of the third party web developer and art designer.

6.1.

 Define website structure, navigation and design (Months 10 and 11, estimated cost $3,000): The design of our website should be geared towards product education and e-commerce.  We are looking to educate the client on our value added proposition – the Green factor – then make it extremely simple for them to purchase our products.  The site will be very user friendly while search engine optimization will allow consumers to find out website without difficulty.

6.2.

 Contract website developer and art designer (Month 11, estimated cost $1,000): We intend on selecting a website developer and art designer to build our website an e-commerce channel.

6.3.

 Website online (from Month 13 to 18, estimated cost $10,000):   Once the website is online, testing will be required to ensure that it is functioning at its intended potential. The president of the Company will oversee the whole process.

7.

Legal and regulatory studies (2 months – Months 7 and 8, total estimated cost $5,000):   A legal and regulatory study should be performed to identify any potential legal implications on our business. The president of the Company will oversee this process and will search for and hire an attorney if necessary.

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

8.

Offering expenses (6 months – from Month 1 to 6, total estimated cost $6,000): every activities and related investments with the objective to make this offer to succeed, including costs related to keep our status current with the SEC. The president of the Company will oversee this process and will be responsible to disburse the money.

9.

Legal & Accounting (18 Months, total estimated cost $14,000): every activities and related investments which are legal and accounting in nature, considering the operation of our business, especially costs to keep our status current with the SEC. The president of the Company will oversee this process.

10.

Stationery & copy (18 Months, total estimated cost $5,000): every activities and related investments which are administrative in nature, considering the operation of our business, including materials and copies of documents to keep a proper and organized file with all the documents and receipts. The president of the Company will be responsible for this.

2.

We can no longer confirm that your auditor, Chang G. Park, is registered with the PCAOB. Please note that such registration is required by Article 2 of Regulation S-X. Please advise us on how you have considered the registration status of your auditor.

We have contacted our auditors and they informed us that they’ve changed their name to “PLS CPA, A professional Corporation” and effective date is June 1, 2011. They’ve also stated that their address has changed to: 4725 Mercury St #210, San Diego, CA 92111; office phone number: 858-565-6814 and fax: 858-761-0341. We have amended our prospectus accordingly.

Calculation of Registration Fee, page 2

3.

We note your response to comment four in our letter dated February 9, 2011; however, we reissue the comment. Please identify the section of Rule 457 upon which you relied for estimating the registration fee. It appears that you are relying upon Rule 457(a).

In reviewing Rule 457 we confirm that we have relied on 457 (a) in regards to estimating the registration fee.

Information With Respect to the Registrant, page 22

4.

We note your response to comment 19 in our letter dated February 9, 2011; however, we reissue the comment in part. Please revise your disclosure to discuss the availability of raw materials. Refer to Item 101 (h)(4)(v) of Regulation S-K. We note that you have not contacted any suppliers of crumb recycled rubber from scrap tires.

We have reviewed Item 101 (h)(4)(v) “Sources and availability of raw materials and the names of principal suppliers”, we have amended our document to meet Item 101 (h): the Company has identified and contacted a few suppliers. We have requested information on the availability of crumb rubber from old tires and if the companies would have it in stock or if we would need to order in advance.

We have contacted CRM Co. with business in Arizona, California and New York; Polyvulc USA from Vicksburg, MS and Majestic Mulch, from Bensalem, PA. We have received the following response from CRM Co., on August 8, 2011:  “We have as much crumb rubber derived from the recycling waste tires as you may need… Thank you for contacting us. Michael D. Harrington, Sales Manager.” We have not yet secured any contract with any Company as of the date of this prospectus and there is no negotiation in place so far.

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

Management's Discussion and Analysis of Financial Condition and Results of Operations, page

44

Plan of Operation, page 44

5.

We note your response to comment 29 in our letter dated February 9, 2011; however, we reissue the comment in part. As previously requested, please disclose your plan of operations with respect to the company's day to day operations. Additionally, please provide a detailed description of each activity and discuss in detail how you expect to implement each step of your business plan. We note that you have omitted descriptions of the following steps of your business plan: 4.2 Plan the Operation and Processes; 4.3- Studies of Materials and Resources; 7 - Legal and Regulatory Studies; 8 – Offering Expenses; 9 Legal and Accounting; and 10 Stationary and Copy.

We have revised our document to further explain the operations of our company on a day to day basis; we have further described in additional detail all steps in our business plan, including the timeframe and estimated costs for each step.

Director, Executive Officers, Promoters, and Control Persons, page 48

6.

We note your response to comment 31 in our letter dated February 9, 2011; however, we reissue the comment. In your prospectus, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Sun should serve as a director for you in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about her particular areas of expertise or other relevant qualifications. See Item401(e) of Regulation S-K.

We have amend our document to be more specific about the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Sun should serve as a director to further comply with Item 401(e) of regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 51

7.

We note your response to comment 32 in our letter dated February 9, 2011. Please revise this disclosure to provide the most current information on a consistent basis. In this section, you present disclosure as of September 21, 2010, October 1, 2010, and the date of the prospectus, Please revise to update the information presented as of the date upon which you file your next amendment.

We have revised to update the information presented as of the date of the prospectus.

Undertakings, page 54

8.

We note your response to comment 34 in our letter dated February 9, 2011. Please revise this disclosure to provide the Rule 415 undertakings as exactly set forth in Item 512(a) of Regulation S-K.

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

We have revised our disclosure to provide the correct Undertakings.

Exhibit 5.1 - Legal Opinion of Diane Da1my

8.

 We note that counsel's legal opinion is dated May 5, 2011. Please arrange for counsel to update the opinion before the date of effectiveness of the registration statement.

We have updated the counsel’s legal opinion.

Lei Sun

President

Tireless Steps, Inc.

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603